

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 9, 2016

Via E-mail
Donald Farley
Principal Executive Officer and Director
Axion Power International, Inc.
3601 Clover Lane
New Castle, Pennsylvania 16105

> **Re: Axion Power International, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 29, 2016**
> **File No. 333-209207**

Dear Mr. Farley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Other Information by Reference, page 18

1.   We note your incorporation by reference here and on page 17. If you are eligible and elect to incorporate by reference per Item 12 of Form S-1, please specifically incorporate by reference all documents required to be incorporated by Item 12. This includes (1) your Form 10-K for your latest fiscal year for which a Form 10-K was required to have been filed - not merely the financial statements or Management's Discussion and Analysis of Financial Condition and Results of Operations in that Form 10-K, and (2) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed pursuant to Section 14 of the Exchange Act since the end of the fiscal year covered by that Form 10-K. Note also the requirements of Form S-1 Item 12(b) when you incorporate by reference.

The Selling Stockholders, page 49

2.   We note that your letter to us dated December 18, 2015 indicates that two of the selling stockholders are affiliates of broker-dealers; however, your disclosure in this section appears to identify only one selling stockholder as an affiliate of a broker-dealer. Please identify all selling stockholders that are affiliates of broker dealers and disclose, if true, that each such selling stockholder purchased the securities in the ordinary course of business, and, at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Item 16. Exhibits and Financial Statement Schedules, page 59

3.   Please file the consent required by Rule 438 regarding the individual identified on page 3 as about to become a director.

Signatures, page 65

4.   Please reconcile the date in the first sentence in your Signatures section with the date following the signatures. Additionally, we note your references to the "Exchange Act" in your Signatures section. Please do not alter the text that Form S-1 requires on the Signatures page.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jolie Kahn, Esq.